

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

October 9, 2009

Via U.S. mail and facsimile

Mr. Ryan Seddon
President
SSGI, Inc.
8120 Belvedere Road, Site 4
West Palm Beach 33411

   RE: SSGI, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed September 29, 2009
     File No. 333-160700

Dear Mr. Seddon:

  We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. We note your response to comment one in our letter dated August 11, 2009 and have the following comments:

- The number of non-affiliate shares referenced in your response does not correspond to the number disclosed under "Approximate Number of Common Stock Holders" on page 38. Please reconcile.

- Supplementally, please provide to us a list identifying each affiliate that is registering shares in the offering.

  Please be advised that we may have further comments after reviewing your response.

2.   Please revise to include the financial statements in the prospectus. In this regard, we note that the financial statements currently are located outside the prospectus, as they follow the signature page to the registration statement.

Prospectus Summary, page 4

3.   We note the disclosure under "Corporate Information" on page 6. This disclosure appears to expand on the disclosure under "Our Company" on page 4. Please be advised that the more expansive disclosure should be included in the "Description of Business" section on page 19. Please revise accordingly.

Risk Factors, page 7

We are highly leveraged…, page 9

4.   The amount of indebtedness discussed in this risk factor does not appear to reconcile with the amount of indebtedness disclosed elsewhere in the filing, including in the risk factors "We are reliant on loans…" and "The credit and securities markets…" on page 8. Please reconcile and revise accordingly to clearly disclose your aggregate indebtedness. In addition, provide to us a list showing all outstanding indebtedness as of the most recent practicable date, including the names of the lenders, the amount outstanding, and the maturity date.

A substantial portion of our revenues are generated…, page 10

5.   Please expand this risk factor to discuss the risks associated with your petroleum contracting business arising from the expiration of the mandate.

Selling Shareholders, page 13

6.   We note your response to comment 27 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that the referenced columns do not correspond to the listed amounts.

7.   We note your response to comment 28 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that you must identify the natural person or persons having sole or shared voting and investment control over the securities held by selling shareholders who are not natural persons.

Common Stock Purchase Warrants, page 18

8.   The number of shares of common stock issuable upon exercise of warrants in this section does not correspond to the amounts disclosed elsewhere in the filing,

including under "Approximate Number of Common Stock Holders" on page 38. Please revise throughout the filing accordingly.

Description of Business, page 19

9. We note your responses to comments 14, 36, 37, 39, 40, 42 and 44 in our letter dated August 11, 2009 and reissue these comments. In this regard, we note that it does not appear the revised disclosure referenced in your responses has been included in the filing. To the extent you have included this disclosure in the filing, please identify the page on which the disclosure has been included.

10. We note your response to comment 41 in our letter dated August 11, 2009 and reissue this comment. In this regard, please provide the requested disclosure, as it appears these customers satisfy requirements set forth in Item 101(h)(4)(vi), based on the disclosure set forth in your financial statements.

Insurance Restoration, page 20

11. We note that the insurance restoration business represents approximately 5% of your revenues. Pleas explain how this business is "at the core of the Surge business model."

Marketing, page 23

12. Please disclose the amounts paid to date to Mr. Bush under the terms of the agreement.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 26

Results of Operations for the Quarter Ended March 31, 2009 as Compared to the Quarter Ended March 31, 2008, page 27

13. We note your response to comment 48 in our letter dated August 11, 2009 and note that your revised disclosure and response did not address the nature of the strategic alliance with a technology that you reference in MD&A. Tell us the nature of this strategic alliance, whether or not this is the agreement with Tank Tech, the terms of this agreement, including how revenues are allocated from contracts, the primary obligor of each contract and how you are accounting for revenues received from and expenses incurred on behalf of this arrangement.

14. We further note that you have filed an agreement dated January 21, 2009 as exhibit 10.14 for services with Jeb Bush & Associates. Please tell us and disclose the nature of this agreement, how this agreement has impacted operations and

liquidity, specifically addressing the provision for them to earn up to 2.0 million warrants of the Company's common stock and how you are accounting for each provision in this agreement.

<u>Liquidity and Capital Resources, page 28</u>

15. We note your responses to comments 51 and 52 in our letter dated August 11, 2009 and your revised disclosure with regard to your contracts receivable and allowance for doubtful accounts. Please address the following:

- Your revised liquidity disclosure states that your contracts receivable balance increased 1510% during 2008 and 48.9% during the six months ending June 30, 2009 but does not provide a detailed explanation as to why the balance increased so significantly. We note that sales increased $4.98 million or 273% during 2008 which contributed to the increase in contract receivables, however sales only increased 7% in the six months ending June 30, 2009 compared to the same period in 2008. This 7% increase is not consistent with the 48% increase in contracts receivables during the six months ending June 30, 2009. Please revise to disclose the specific reasons contract receivables increased during each period presented.

- Your response to prior comment 51 discusses your bad debt expense recorded but did not address any specific collectability or billing problems with any major customers or classes of customers or any significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies. You state on page 29 that on most projects, the company has liens rights which are typically enforced on balances not collected within 90 days. Please revise your accounting policy to disclose this information as well as discuss whether or not there are any contracts that do not have enforceable liens and provide an aging of your contracts receivables, explaining the reasons for any contracts that maybe over 90 days old. Also, discuss how much of your contracts receivable balance at June 30, 2009 has been collected to date.

- We note your response to prior comment 52 and revised disclosure however, your disclosure still does not provide a detailed discussion of the significant changes in your contracts receivable, costs and estimated earnings in excess of billings on uncompleted contracts and accounts payable balances during 2008 and the first quarter of 2009. Your revised disclosure only referenced increased volume of contracts.

16. We note your response to comment 53 in our letter dated August 11, 2009 and your revised liquidity disclosure. You state that you will be able to satisfy your day to day operating expenses and your projections indicate that you will need

$0.20 million to fund these shortfalls for operations. We further note your discussion on page 28 that your term loan to a financial institution is due in December 2009 in the amount of $0.35 million, however, your balance sheet shows $925,000 of term loans as current liabilities. Based on your response and your revised disclosure it is still unclear how you are going to meet your financial obligations over the next 12 months. Please revise to provide a detailed analysis of how you plan to meet not only your day to day expenses but your material commitments, including debt service with your current sources of liquidity, including how you calculated your shortfall of $0.20 million.

17. You disclose that you are also indebted to your Chairman of the Board, CEO and President in the amounts of $0.73 million and $0.31 million, respectively that are due in December 2011 but you have made no provision to repay these loans. Please clarify whether or not this loan has been recorded on your Balance Sheet at June 30, 2009 as this statement may lead a reader to believe it is not recorded as a liability on your books. Supplementally provide a reconciliation of the outstanding loans/notes payable you have disclosed in your liquidity section to the loans/notes payable that you have recorded on your Balance Sheet and disclosed in your footnote for each period presented. Provide a similar reconciliation between your contractual obligation table on page 33 and your balance sheet at June 30, 2009.

Quantitative and Qualitative Disclosures about Market Risk, page 35

18. Your response to prior comment 55 indicates that you have revised your disclosure to discuss your variable rate debt and its associated risk. We are unable to locate this disclosure and note your disclose on page 35 that states that you "currently do not have any market risk sensitive instruments." As previously requested, please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your interest rate risk exposure on your variable rate debt, your risk management strategies, or if you don't manage this risk, a statement disclosing that fact.

Security Ownership of Certain Beneficial Owners and Management, page 36

19. We note your response to comment 56 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that the percentages do not appear to be correct.

Certain Relationships and Related Transactions, page 37

20. Please revise the subsections "Loans from Officers, Directors and Other Related Parties" and "Loan Guarantees and Collateral provided by Key Executives and Employees" on page 38 to identify the related parties.

21. Please revise this section to reflect the subsequent events disclosed in note 11 to your June 30, 2009 financial statements.

Employment Agreements, page 37

22. We note your response to comment 58 in our letter dated August 11, 2009. Please advise us as to the basis for registering shares subject to the lien.

Approximate Number of Common Stock Holders, page 38

23. We note your response to comment 60 in our letter dated August 11, 2009. It does not appear that the availability of Rule 144 is based on when the initial registration statement was filed, but rather when the registration statement is declared effective and your reporting obligation commences.

Board of Directors, page 39

24. We note your response to comment 61 in our letter dated August 11, 2009. Please advise us as to the basis for the conclusion that four directors are independent, as it appears certain directors have material relationships with the company.

Executive Compensation, page 39

25. We note your response to comment 65 in our letter dated August 11, 2009. It appears that the warrants issued to Mr. Seddon are compensation that should be included in the summary compensation table for fiscal 2009 in future filings. It also appears that these warrants were issued at a discount, based on the disclosure on page 37. As such, in future filings please disclose the amount of this discount in the compensation table or explain to us why you are not required to do so.

Item 14. Indemnification of Directors and Officers, page 42

26. We note your response to comment 71 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that it does not appear the revised disclosure referenced in your responses has been included in the filing. To the extent you have included this disclosure in the filing, please identify the page on which the disclosure has been included.

Item 16. Exhibits, page 45

27. Please revise to clearly indicate which exhibits are filed with the registration statement and which exhibits have been previously filed. With respect to the previously filed exhibits, please clearly identify the filing from which you are incorporating them by reference.

Item 17. Undertakings, page 45

28. The undertaking set forth paragraph (a)(5) is not applicable to your offering. Please revise accordingly.

Signatures, page 47

29. We note your response to comment 77 in our letter dated August 11, 2009 and reissue this comment with respect to the principle executive officer.

Exhibit 5.1

30. We note your response to comment 78 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that counsel may not limit its opinion in this manner.

31. We note the statement in the penultimate paragraph that the "opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm." Counsel may not limit its opinion in this manner, as investors are entitled to rely on the opinion. Please have counsel revise its opinion accordingly.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or, in her absence, Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

Mr. Ryan Seddon
SSGI, Inc
October 8, 2009
Page 8

cc: Mr. Warren W. Garden
        Block & Garden, LLP
        5949 Sherry Lane, Suite 900
        Dallas, TX 75225